

August 27, 2010

Mr. Peter T. Socha
Chairman, President, and Chief Executive Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219

> **Re:** **James River Coal Company**
> **Registration Statement on Form S-3**
> **Filed August 6, 2010**
> **File No. 333-168628**
> **Post-Effective Amendment No. 2 to Registration Statement on Form S-3**
> **Filed August 6, 2010**
> **File No. 333-143563**

Dear Mr. Socha:

We have limited our review of your registration statements to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statements. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3, File No. 333-168628

Incorporation of Documents by Reference, page 41

1.   We note that you have not properly incorporated future filings after the date of the initial registration statement and prior to effectiveness, such as the Item 1.01 Form 8-K you filed on August 20, 2010. Please revise this section of your Form S-3 to specifically incorporate your Form 8-K filed on August 20, 2010. See Item 12(a)(2) of Form S-3 and Question 123.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Securities Act Forms.

Exhibit 23.2

2.   Please include a <u>signed</u> consent to the incorporation into this registration statement of KPMG LLP's report dated February 25, 2010. We note that you filed such a consent as exhibit 23.2, but this consent as filed is unsigned.

Post-Effective Amendment to Registration Statement on Form S-3, File No. 333-143563

3.   We note that you filed a post-effective amendment to your registration statement on Form S-3 using the submission type "S-3/A" in the EDGAR system. Based on the content of your filing, it appears that the proper submission type would be "POS AM." Refer to the Index of Submission Types, available on our website at: http://sec.gov/info/edgar/forms/edgform.pdf. Please file an amendment withdrawal request, using the submission type "AW," and re-file your post-effective amendment using the proper EDGAR tag.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Alexandra M. Ledbetter at (202) 551-3317 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3740.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (404) 541-3402
        David A. Stockton, Esq.
        Kilpatrick Stockton LLP